Exhibit 99.1

Immuron Board Relinquish Cash Payment of Fees

Melbourne, Australia, April 27, 2020: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, today announced that the cash payments of Board fees will be suspended and replaced with Immuron stock.

As announced to the market on 25 March, 2020 the Board and Executive Management reported that significant cost reductions measures have been implemented to preserve the Company’s cash position. As part of these measures, with Immuron’s Board of Directors (‘the Board’) have resolved, for the foreseeable future, to relinquish cash payments of fees and in lieu of same receive common stock in the Company. The issue of these shares to Directors will be subject to obtaining the necessary approvals under the ASX Listing Rules, the Corporations Act and all other regulatory requirements.

At this stage, the Board proposes to issue such shares to Directors up to a value of AUD $250k and for these to have an issue price of $0.08 which has been calculated as a premium to the 5 day VWAP from 25 March 2020.

In addition to the above issue of Shares, the Board, consistent with its remuneration policy has resolved to establish a pool of 9 million unlisted options to be allocated among Directors. This will be subject to shareholder approval. The proposed exercise price of such options will be $0.12 per option calculated as 145% of the 5 day VWAP above. Such Options shall be exercisable within 48 months of the date of their issuance.

All necessary Shareholder approvals will be sought at the next Shareholders meeting of the Company

Executive management has also been proactive in examining opportunities to supplement the Company’s cash reserves and in this regard has applied for the various funding schemes offered by the Australian and United States Governments to which the Company is entitled.

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COMPANY CONTACT: Jerry Kanellos, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.